Mail Stop 6010
Via Facsimile and U.S. Mail


October 21, 2005

Mr. Martin P. Hughes
Chairman of the Board and Chief Executive Officer
Hub International Limited
55 East Jackson Boulevard
Chicago, Illinois 60604

      Re:      Hub International Limited
       Form 10-K for Fiscal Year Ended December 31, 2004
	             File No. 1-31310

Dear Mr. Hughes:

      We have reviewed your October 13, 2005 response to our September 14, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 51

1. Please refer to prior comment two. Please tell us your costs associated with billing and collection services performed subsequent to the policy effective date. If these services are not inconsequential and perfunctory, explain your basis for recognizing all revenue associated with these services at the policy effective date. Include applicable references to the technical guidance.

2. Please refer to prior comment four. Your response did not appear to include an explanation of the financial impact of billing and collection services on your operations and cash flows, including related service fee income, interest income on funds held, and costs associated with uncollectible amounts. Also, we were unable to locate your explanation of "other deductions" and restrictions relating to trust cash. Please provide this information in disclosure type format.

Note 13. Earnings per Share, page 67

3. Please refer to prior comment five. Please address the following in disclosure type format:

* Your calculation of diluted earnings per share includes 303,000 shares related to the Talbot earn out, but we were unable to understand the explanation of the calculation provided in your response. Describe the terms of the Talbot earn out in greater detail and provide a calculation supporting the 303,000 shares that is integrated with your $35 million estimate for the remaining earn out.
* You state in Note 4 that the Talbot earn-out is to be paid in stock while your response indicates that this payment can be made either in cash or stock and that the initial payment was made in cash. Please clarify this apparent inconsistency.
* We understand that Satellite is now a wholly owned subsidiary with outstanding "special shares" issued to former management prior to the
Talbot acquisition. Please explain the nature of these special shares, their balance sheet classification and your accounting for their disposition under these earn out arrangements.

*    *    *    *
      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Martin P. Hughes
Hub International Limited
October 21, 2005
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